Exhibit 99.1

Quipt Home Medical Announces DATE AND TIME

FOR FISCAL Q3 2023 CONFERENCE CALL AND AUDIO WEBCAST

Cincinnati, Ohio –August 1, 2023 – Quipt Home Medical Corp. (the “Company”) (NASDAQ: QIPT) (TSX: QIPT), a U.S. based home medical equipment provider, focused on end-to-end respiratory care, today announced that it will host its Fiscal Q3 2023 earnings conference call and audio webcast on Tuesday, August 15, 2023 at 10:00 a.m. (ET).

Conference Call Details:

Tuesday, August 15, 2023 at 10:00 a.m. (ET).

Canada/US Toll Free:	1 (800) 319 4610
International:	1 (604) 638 5340

Audio Webcast Details:

The live audio webcast can be found on the investor section of the Company’s website through the following link: www.quipthomemedical.com

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

For further information please visit our website at www.quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com